Filed Pursuant to Rule 433

Registration Statement No. 333-130480

July 19, 2006

FREE WRITING PROSPECTUS DATED JULY 19, 2006

FINAL TERM SHEET

AND

RECENT DEVELOPMENTS

4,000,000 Shares

Sunstone Hotel Investors, Inc.

Common Stock

$28.25 per share

(plus a $0.05 per share commission paid by investors)

THE OFFERING

Common stock offered by forward counterparty	4,000,000 shares.

Price to public	$28.25 per share.

Underwriting discounts and commissions	$0.50 per share (plus a $0.05 per share commission paid by investors).

Total shares of common stock outstanding after giving effect to this transaction and assuming physical settlement of the forward sale agreement (1)	62,016,015 shares.

Forward sale agreement

On July 18, 2006, we entered into a forward sale agreement with an affiliate of Citigroup Global Markets Inc., as the forward counterparty, relating to 4,000,000 shares of our common stock. In connection with the execution of the forward sale agreement, the forward counterparty is borrowing from third parties and selling in this offering 4,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares of common stock by the forward counterparty. We expect to settle the forward sale agreement and receive proceeds, subject to certain adjustments, from the sale of those shares only upon one or more future physical settlements of the forward sale agreement on a date or dates specified by us within one year from the closing date of this offering. If we elect to settle the forward sale agreement in cash or on a net share basis, we may not receive any proceeds and we may owe cash or shares to the forward counterparty.

Use of proceeds

We will not receive any proceeds from the sale of our common stock by the forward counterparty. We expect to receive net proceeds of approximately $111.0 million upon physical settlement in common stock of the forward sale agreement, subject to certain adjustments pursuant to the forward sale agreement. We intend to contribute any net proceeds that we receive upon physical settlement of the forward sale agreement to our operating partnership in exchange for additional membership units of our operating partnership. Our operating partnership will subsequently use those net proceeds for general corporate purposes, including, but not limited to, the repayment of outstanding amounts under our revolving credit facility and acquisitions by us or any of our subsidiaries, including the financing of a portion of the purchase price for the possible acquisition described under “Recent Developments.” There can be no assurance that we will enter into a purchase agreement related to or consummate the possible acquisition described under “Recent Developments.”

Risk factors

See “Risk Factors” beginning on page 8 of our Form 10-K for the fiscal year ended December 31, 2005, which has been incorporated by reference into this free writing prospectus, and other information included in this free writing prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock. In addition, you should consider the following risk factors related to the forward sale agreement:

Settlement provisions contained in the forward sale agreement could result in substantial dilution to our earnings per share, return on equity and dividends per share or result in substantial cash payment obligations.

The forward counterparty has the right to accelerate its forward sale agreement and require us to settle on a date specified by the forward counterparty if (1) it is unable, after using commercially reasonable efforts, to borrow, or maintain its borrowing of, shares of our common stock at all or at a cost less than a specified amount, (2) we declare any dividend or distribution on shares of our common stock payable in cash in excess of a specified amount, (3) we are the subject of a merger or takeover or other similar events, or (4) certain other events of default or termination events occur, including, among other things, our filing for bankruptcy or the delisting of our common stock from the New York Stock Exchange. The forward counterparty’s decision to exercise its right to require us to settle the forward sale agreement will be made irrespective of our need for capital. In such cases, we could be required to issue and deliver common stock under the terms of the physical settlement provisions of the forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share, return on equity and dividends per share until we identify and acquire revenue generating assets that will produce earnings and cash flow to ameliorate the effects of such dilution.

Under the forward sale agreement we have agreed to deliver to the forward counterparty 4,000,000 shares of our common stock within one year from the date of the closing of this offering, but we may settle the forward sale agreement earlier at our option. At our election, we may pay (or receive) the difference between the cash value of any shares to be delivered at maturity and the physical settlement purchase price or we may deliver (or receive) a number of shares of our common stock with a value equal to that difference. If we decide to physically settle the forward sale agreement, delivery of our shares on the physical settlement of the forward sale agreement may result in more shares of our common stock being issued than is desirable, which may result in the dilution of our earnings per share, return on equity and dividends per share. If we elect cash settlement or net share settlement for all or a portion of the shares of common stock included in the forward sale agreement, we would expect the forward counterparty to repurchase a number of shares equal to the portion for which we elect cash settlement or net share settlement, adjusted by the amount of any net share delivery, in order to cover its obligation to return the shares of our common stock it has borrowed from third parties in connection with sales of our common stock described in the prospectus supplement and satisfy any net share delivery obligation to us under the forward sale agreement. In addition, the purchase of our common stock by the forward counterparty to unwind its hedge positions could cause the price of our common stock to increase over the time during which the cash settlement amount or net share settlement is being established, thereby increasing the amount of cash or shares we would owe to the forward counterparty upon a cash settlement or net share settlement of the forward sale agreement. If the market value of our common stock at the time of the repurchase is above the forward price, we would pay the forward counterparty under the forward sale agreement an amount in cash or shares equal to the difference. Thus, we could be responsible for a potentially substantial cash payment or share delivery.

In certain circumstances relating to, among other things, the price of our common stock, we may not be permitted to cash settle or net share settle the forward sale agreement. In such an event, we may be required to physically settle the forward sale agreement which may result in more shares of our common stock being issued than is desirable, which may result in the dilution of our earnings per share, return on equity and dividends per share.

In case of our bankruptcy or insolvency, the forward sale agreement will automatically terminate, and we would not receive the expected proceeds from the sale of our shares.

If we file for or consent to a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or we or a regulatory authority with jurisdiction over us present a petition for our winding-up or liquidation and we consent to such a petition, or any other event of default under the forward sale agreement occurs as a result of a proceeding related to us under applicable bankruptcy laws, the forward sale agreement will terminate. If the forward sale agreement so terminates, we would not be obligated to deliver to the forward counterparty any shares not previously delivered, and the forward counterparty would be discharged from its obligation to pay the settlement price in respect of any shares not previously settled. Therefore, to the extent that there are any shares with respect to which the forward sale agreement have not been settled at the time of the commencement of any bankruptcy or insolvency proceedings, we would not receive the settlement price in respect of those shares.

The treatment of the cash that we might receive from a cash settlement of the forward sale agreement would have uncertain U.S. Federal income tax consequences.

In the event that we elect to settle the forward sale agreement for cash and the settlement price is below the forward price, we would be entitled to receive a cash payment from the forward counterparty. Under Section 1032 of the Internal Revenue Code of 1986, as amended (the “Code”), generally, no gains and losses are recognized by a corporation in dealing in its own shares; however, the tax law is unclear as to the tax treatment of cash received by a corporation from the cash settlement of a forward agreement to sell the corporation’s own shares. In the event that we recognize a significant gain from the cash settlement of the forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code (as described in “U.S. Federal Income Tax Considerations” in the prospectus supplement). In that case, we may be able to rely upon the relief provisions under the Code in order to avoid the loss of our REIT status. Even if the relief provisions apply, we will be subject to a 100% tax on the greater of (i) the excess of 75% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test, as discussed in “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT” and “—Income Tests,” in the prospectus supplement, or (ii) the excess of 95% of our gross income (excluding gross income from prohibited transactions) over the amount of such gross income attributable to sources that qualify under the 95% test, as discussed in “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT” and “—Income Tests,” in the prospectus supplement, multiplied in either case by a fraction intended to reflect our profitability. In the event that these relief provisions were not available, we could lose our REIT status under the Code.

In case we make a cash payment to settle the forward sale agreement, we might not have enough cash to satisfy the REIT distribution requirements.

In the event that we elect to settle the forward sale agreement for cash and the settlement price is greater than the forward price, we would be required to make a payment in cash to the forward counterparty. In the event that we are required to make a significant payment in cash to settle the forward sale agreement, we might not be able to satisfy the distribution requirements applicable to REITs under the Code, absent additional debt or equity financing. There can be no assurance that we will be able to obtain any such financing on terms favorable to us, or at all. In the event that we are unable to comply with the distribution requirements, we could lose our REIT status under the Code.

Underwriting arrangements

Subject to the terms and conditions contained in the purchase agreement, Citigroup Global Markets Inc. has agreed to purchase, and the forward counterparty has agreed to sell to Citigroup Global Markets Inc., 4,000,000 shares of our common stock. The purchase agreement provides that the obligations of Citigroup Global Markets Inc. to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by its counsel and to certain other conditions. Citigroup Global Markets Inc. is obligated to purchase and accept delivery of all the shares if it purchases any of the shares. If the forward counterparty does not borrow the shares of our common stock which it has agreed to sell pursuant to the purchase agreement, we are required to issue and sell the number of shares that the forward counterparty does not borrow.

Lock-Up Agreements

Executive officers have agreed for a period of 30 days after the date of the prospectus supplement that they will not offer, sell, contract to sell, pledge (subject to certain limited exceptions approved by the underwriter) or otherwise dispose of, directly or indirectly, any shares of our common stock or enter into specified similar transactions without the prior written consent of the underwriter.

New York Stock Exchange symbol	SHO

(1)	This number is based on 58,016,015 shares of our common stock outstanding at July 18, 2006 and:

•	does not include 1,681,665 additional shares of our common stock available for future issuance under our 2004 long-term incentive plan, of which 439,046 shares of common stock have been reserved for issuance to our employees pursuant to restricted stock units which are unvested at the closing of this offering);

•	does not include 4,102,564 shares of common stock issuable upon conversion of our outstanding series C cumulative convertible redeemable preferred stock; and

•	assumes that the forward sale agreement is physically settled and that we issue 4,000,000 shares of common stock in connection with such settlement, which settlement will be within one year from the date of the closing of this offering.

RECENT DEVELOPMENTS

Consistent with our strategy of adding to our portfolio of hotels through the acquisition of luxury and upper-upscale hotels in major U.S. markets, we are in discussions with respect to the possible acquisition of an upper-upscale hotel in a major metropolitan area. If we enter into an agreement with respect to this possible acquisition and the closing conditions contained in such agreement are satisfied, we expect to finance a portion of the purchase price by electing to settle the forward sale agreements and the remainder through debt and other cash sources. At this time, we have not entered into any agreements with respect to this possible acquisition.

In addition, and consistent with our business strategy to create a core portfolio of hotels in the luxury and upper-upscale segments of the hotel industry, we have entered into an agreement with a third party to sell up to 13 of our non-core hotels, which represented in the aggregate approximately 6.5% of our total revenues for the quarter ending March 31, 2006 and approximately 5.6% of our total assets as of March 31, 2006. This third party is currently conducting its due diligence review of these thirteen hotels and its obligations are subject, among other things, to its satisfaction with the results of its due diligence review. We can provide no assurance that this potential sale will occur as contemplated in the applicable agreement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at (866) 973-9300 or by calling (800) 248-3580.

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